GRUMA, S.A.B. de C.V.

Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

December 18th, 2013

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Re:                       GRUMA, S.A.B. de C.V.
Form 20-F for Fiscal Year Ended
December 31, 2012
Filed April 30, 2013
File No. 001-14852

Dear Mr. Horowitz,

This letter responds to the comments contained in your November 22nd letter (“Letter”) relating to the Form 20-F for Fiscal Year ended December 31st, 2012, filed by GRUMA, S.A.B. de C.V. (“GRUMA”) on April 30th, 2013, File No. 001-14852. We are including the comments from the Letter (text in bold and italics) for ease of review.

1.               We note from your disclosure that the Venezuelan Government issued a resolution providing the right to take control over the operations of MONACA and DEMASECA on January 22, 2013. Based on the updated disclosures you provided in connection with the expropriation proceedings that began in May 2010, please address the following:

•                  Tell us how you considered the guidance in IAS 10 regarding adjusting events after the reporting period.  In this instance, we note disclosure on page F-9 that the consolidated financial statements included in your Form 20-F for the fiscal year ended December 31, 2012 were authorized on April 18, 2013.

GRUMA, S.A.B. de C.V.

Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

On May 12, 2010, the Bolivarian Republic of Venezuela (the “Republic”) published in the Official Gazette of Venezuela the decree number 7,394 (the “Expropriation Decree”), dated April 27, 2010, which announced the forced acquisition of all goods, movables and real estate of MONACA.  The Republic has expressed that the Expropriation Decree is also applicable to DEMASECA.

As stated in the Expropriation Decree, the transfer of legal ownership would occur through the formal process provided under the Venezuelan Expropriation Law.  As of the date of the issuance of Form 20-F (April 30, 2013), this formal process had not been completed.

As previously reported, in 2010, Valores Mundiales, S.L. (“VALORES”), a subsidiary of Gruma, S.A. B. de C.V. (“GRUMA”) and the sole shareholder of MONACA, and Consorcio Andino, S.L. (“CONSORCIO”), a subsidiary of GRUMA and the sole shareholder of DEMASECA, commenced discussions with the Republic relating to the Expropriation Decree, in part to seek adequate compensation for the assets subject to expropriation.  The results of such discussions were uncertain as of December 31, 2012.  As of such date, GRUMA, through its Spanish subsidiaries VALORES and CONSORCIO, held control over MONACA and DEMASECA, in light of the fact that the formal expropriation process envisioned in the Expropriation Decree had not been completed.  Consequently, GRUMA consolidated the results of MONACA and DEMASECA as of December 31, 2012 in its financial statements for the fiscal year ending in December 31, 2012.

On January 22, 2013, the Republic issued and published Administrative Providence number 004-213 (the “Providence”), which appointed special managers with the broadest powers to execute all necessary actions with the purpose of pursuing continuity and avoiding disruption of the operations of MONACA and DEMASECA (the “Special Managers”).  The Providence granted these Special Managers the broadest management power for ensuring the possession, care, custody, use, and conservation of movable and immovable assets of MONACA and DEMASECA.  Accordingly, as of the date of the Providence, the Republic has had control of MONACA and DEMASECA through the Special Managers, who are neither appointed nor employed by GRUMA or its subsidiaries VALORES and CONSORCIO.  Consequently, starting from that date, GRUMA ceased the consolidation of the operations of MONACA and DEMASECA in its financial statements.  Given that the Providence resulting in the deconsolidation of MONACA and

GRUMA, S.A.B. de C.V.

Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

DEMASECA was issued after December 31, 2012, and based on the requirements of IAS 10, GRUMA concluded that the deconsolidation of MONACA and DEMASECA was an event that occurred after the reporting period (2012 annual report) and only related to conditions that arose after the reporting period; therefore it did not require an adjustment to the consolidated financial statements of GRUMA as of December 31, 2012.  GRUMA included extensive disclosures (See Note 27 of the 2012 financial statements) based on the requirements of IAS 10, in order to disclose the facts related to this subsequent event that occurred after December 31, 2012.

•             Your disclosure on page F-73 indicates that “based on preliminary fair value calculations, no impairment charge on GRUMA’s net investment in MONACA and DEMASECA has been identified”.  Describe, in sufficient detail, the process or methodology you used to determine the preliminary fair value of these investments.

As described in the response to the next question, given that the Providence stripped GRUMA and its subsidiaries VALORES and CONSORCIO of control over MONACA and DEMASECA, GRUMA considered the investments on these entities as “available-for-sale financial assets” starting on the date on which the Providence was issued (January 22, 2013).  GRUMA recognized these financial assets at their cost, equal to the carrying value of the investment in MONACA and DEMASECA at the date of the loss of control, not at their fair value since such value could not be reliably measured considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed as a consequence of the effects of the Republic’s measures, including the Providence.

As required by the accounting rules, GRUMA performed an impairment test on the investments in MONACA and DEMASECA to determine a potential recoverable amount, using two valuation techniques: 1) an income approach considering estimated future cash flows as a going concern business, discounted at present value using an appropriate discount rate (WACC), and 2) a market approach, such as the public company market multiple method using implied multiples such as EBITDA and revenues of comparable companies adjusted for liquidity, control and disposal expenses.  In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments, and therefore no impairment adjustment was deemed necessary.

GRUMA, S.A.B. de C.V.

Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

•                  Explain to us how you accounted for the de-consolidation of these subsidiaries in January 2013 and the impact to each of your consolidated financial statements.  As part of your response, please cite the authoritative guidance that supports your accounting methodology and presentation.

Regarding the loss of control in a subsidiary, GRUMA used the methodology outlined in IFRS 10.  According to this standard, GRUMA proceeded to the following (as presented in GRUMA’s interim reports filed during 2013):

a)     Derecognized the assets and liabilities of MONACA and DEMASECA from the consolidated statement of financial position leaving a remaining financial asset that represents the investment in MONACA and DEMASECA.

b)          The amounts recognized in other comprehensive income relating to these companies were reclassified to the consolidated income statement.

c)      Recognized the investment in MONACA and DEMASECA as a financial asset, classifying it as an available-for-sale financial asset. GRUMA classified these investments as available for sale since management believes it is the appropriate treatment applicable to a non-voluntary disposition of assets and does not fulfill the requirements of classification in another category of financial assets.  As previously described, GRUMA recognized these financial assets at their cost, equal to the carrying value of the investments and not at their fair value.

d)          In accordance with the fact that MONACA and DEMASECA represent a significant business segment, separated from the other Group entities, GRUMA classified the results of operations of both companies as discontinued operations in accordance with IFRS 5.

The consolidated statements of income, comprehensive income, changes in equity and cash flows for the years 2012 and 2011 will be modified to present the information of the discontinued operation comparatively with year 2013.  This presentation will be in accordance with IFRS 5.

GRUMA, S.A.B. de C.V.

Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

•                  We note from your Form 6-K filings that you have reported the net investment in these subsidiaries as held for sale and their results of operations as discontinued in 2013.  Please describe for us your involvement with these entities subsequent to your loss of control and why you believe presentation as assets held for sale as opposed to assets to be abandoned is appropriate.

(a)   Since the issuance of the Providence of January 22, 2013, executives of MONACA and DEMASECA, in accordance with and under the scope of that Providence, have been requesting approval from the Special Managers designated by the Republic for operational and business decisions related to these companies.

The role of GRUMA and its subsidiaries VALORES and CONSORCIO in the management of MONACA and DEMASECA is limited to preventing deterioration of their productivity now that the Special Managers designated by the Republic possess the broadest management powers over these companies in accordance with the Providence.

(b)   Based on the answer to the previous question, the investment kept in MONACA and DEMASECA was classified by GRUMA as an available-for-sale financial asset; as GRUMA believes it is the appropriate treatment applicable to non-voluntary disposition of assets and the facts do not fulfill the requirements of classification in any other category of financial instruments.  The disclosure made in Form 6-K, filed in English, indicates that the net investment in the Venezuelan subsidiaries was registered as “assets held for sale”; however, this wording is incorrect due to an unintentional mistake in translation.  This can be verified with the information sent to the Mexican Stock Exchange, which, drafted in Spanish, describes the net investment in the Venezuelan subsidiaries as “available-for-sale financial assets”.

For purposes of disclosure and presentation, GRUMA has considered that these subsidiaries were a significant geographical area of operations disposed of and therefore meet the requirements of IFRS 5 applicable to discontinued operations.  Moreover, with respect to the measurement of these investments, GRUMA

GRUMA, S.A.B. de C.V.

Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

considered them as available-for-sale financial assets from the date its subsidiaries VALORES and CONSORCIO lost control of MONACA and DEMASECA.

As previously explained, GRUMA considers that the investment in MONACA and DEMASECA was disposed of on January 22, 2013, date when the Venezuelan government published the Providence.  Consequently, GRUMA ceased to consolidate the assets of MONACA and DEMASECA in its consolidated financial statements and therefore, due to the non-voluntary disposition, GRUMA cannot consider the assets of such entities as having been abandoned.  The aforementioned conclusion was reached in accordance with IFRS 5.

As requested in the Letter, GRUMA hereby acknowledges that:

o               GRUMA is responsible for the adequacy and accuracy of the disclosure in the filing;

o               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o               GRUMA may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have any further questions or comments on this matter.

Sincerely,

Raul Cavazos

Chief Financial Officer